UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Rubicon Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title or Class of Securities)

78112T107
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Gazelle TechVentures Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power: None
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: None
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): less than 5%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 78112T107
1.	Names of Reporting Persons: Gazelle Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power: None
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: None
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): less than 5%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 78112T107
1.	Names of Reporting Persons: Monument Technology Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power: None
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: None
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): less than 5%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 78112T107
1.	Names of Reporting Persons: Gazelle TechVentures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power: None
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: None
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): less than 5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 78112T107
1.	Names of Reporting Persons: Don N. Aquilano
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power: 20,674
		6.	Shared Voting Power: 20,674
		7.	Sole Dispositive Power: 20,674
		8.	Shared Dispositive Power: 20,674
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,674
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): less than 5%
12.	Type of Reporting Person (See Instructions): IN

Item 1.

(a)	Name of Issuer: The issuer is Rubicon Technology, Inc. (RBCN)

(b)	Address of Issuer's Principal Executive Offices: 9931 Franklin Avenue, Franklin Park, Illinois 60131

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement ("Reporting Persons") are:

Gazelle TechVentures, Inc.
Monument Technology Partners, LLC
Gazelle TechVentures Fund, L.P.
Gazelle Co-Investment Fund, L.P.
Don N. Aquilano

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of all the Reporting Persons is 11611 North Meridian Street, Suite 310, Carmel, Indiana  46032.

(c)	Citizenship:
Gazelle TechVentures, Inc., Monument Technology Partners, LLC, Gazelle TechVentures Fund L.P., and Gazelle Co-Investment Fund, L.P., are entities that are organized under the laws of the State of Delaware.

Mr. Aquilano is a citizen of the United States of America.

(d)	Title of Class of Securities: Common stock, $0.001 par value ("Issuer Common").

(e)	CUSIP Number: 78112T107

Item 3.	Not Applicable.

Item 4.	Ownership.

Mr. Aquilano is the President of Gazelle TechVentures, Inc. ("GTV, Inc."), which is the Manager of Monument Technology Partners, LLC ("MTP, LLC").   MTP, LLC is the general partner of Gazelle TechVentures Fund, L.P. ("GTV, LP") and Gazelle Co-Investment Fund, L.P. ("GCIF, LP").

Mr. Aquilano beneficially owned (as that term is defined for purposes of this Schedule 13G) as of December 31, 2009, an aggregate of 20,674 shares of the Issuer, of which 13,964 were unissued shares that were purchasable by Mr. Aquilano upon exercise of immediately-exercisable rights to acquire such shares from the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	GAZELLE TECHVENTURES, INC.
By:

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Managing Director and President

Dated: February 12, 2010	MONUMENT TECHNOLOGY PARTNERS, LLC
By its Manager
Gazelle TechVentures, Inc.
By:

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Managing Director and President

Dated: February 12, 2010	GAZELLE CO-INVESTMENT FUND, L.P.
By its General Partner
Monument Technology Partners, LLC
By its Manager

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Manager

Dated: February 12, 2010	GAZELLE TECHVENTURES FUND, L.P.
By its General Partner
Monument Technology Partners, LLC
By its Manager

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Manager

Dated: February 12, 2010	/s/ Don N. Aquilano
Don N. Aquilano
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partners of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2010	GAZELLE TECHVENTURES, INC.
By:

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Managing Director and President

Dated: February 12, 2010	MONUMENT TECHNOLOGY PARTNERS, LLC
By its Manager
Gazelle TechVentures, Inc.
By:

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Managing Director and President

Dated: February 12, 2010	GAZELLE CO-INVESTMENT FUND, L.P.
By its General Partner
Monument Technology Partners, LLC
By its Manager

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Manager

Dated: February 12, 2010	GAZELLE TECHVENTURES FUND, L.P.
By its General Partner
Monument Technology Partners, LLC
By its Manager

/s/ Don N. Aquilano
Name: Don N. Aquilano
Title: Manager

Dated: February 12, 2010	/s/ Don N. Aquilano
Don N. Aquilano